UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                   Cadiz Inc.
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                                (Name of Issuer)

                          Common Stock par value $0.01
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                         (Title of Class of Securities)

                                    127537108
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                                 (CUSIP Number)

                                February 12, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)



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CUSIP No.                  127537108
                   -----------------------------------------

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1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only)

                           Jupiter Asset Management Limited
                   -------------------------------------------------------------

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2. Check the Appropriate Box if a Member of a Group

                           Not applicable
                   -------------------------------------------------------------

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3.                 SEC Use Only
                                      ------------------------------------------

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4. Citizenship or Place of Organization             England and Wales
                                         ---------------------------------------

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------------------ ------ ------------------------------ -----------------------

Number of Shares   5.     Sole Voting Power                      142,677
Beneficially                                             -----------------------
Owned by Each
Reporting Person
With               ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   6. Shared Voting Power                          160
                                                         -----------------------

                   ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   7. Sole Dispositive Power                     142,677
                                                         -----------------------

                   ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   8. Shared Dispositive Power                     160
                                                         -----------------------

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9.                 Aggregate Amount Beneficially Owned by Each Reporting Person
                           144,237
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10.                Check if the Aggregate Amount in row (9) Excludes Certain
                   Shares

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11.                Percent of Class Represented by Amount in Row (9)    1.38%
                                                                    ------------

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12.                Type of Reporting Person

                        00
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


Item 1.

(a)  Name of issuer

     Cadiz Inc.

(b)  Address of Issuer's Principal Executive Offices

     100 Wilshire Boulevard, Suite 1600
     Santa Monica, CA 90401

Item 2.

     (a)  Name of Person Filing

          Jupiter Asset Management Limited

     (b)  Address of Principal Business Office or, if none, Residence

          1 Grosvenor Place
          London SW1X 7JJ
          England

     (c)  Citizenship

          England and Wales

     (d)  Title of Class of Securities

          Common Stock par value $0.01

     (e)  CUSIP Number

          127537108

Item 3.   If this  statement is filed  pursuant to Rules 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

Not Applicable

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Jupiter Asset Management Limited

     (a)  Amount beneficially owned: 144,237 .
                                   ---------------

     (b)  Percent of class: 1.38% .
                           ------------

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote    142,677 .
                                                       -------------------------

          (ii) Shared power to vote or to direct the vote    160 .
                                                         -----------------------

          (iii) Sole power to dispose or to direct the disposition of 142,677 .
                                                                     ----------

          (iv) Shared power to dispose or to direct the disposition of 160 .
                                                                      ----------

Jupiter Asset Management Limited provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Limited is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of Cadiz Inc, however, no such interest relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.   Identification and Classification of Members of the Group

Not Applicable

Item 9.   Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Jupiter Asset Management Limited



                                             By:  /S/ JOHN CULLEN
                                                ----------------------
                                             Name:   John Cullen
                                             Title:  Director
                                             Date:   February 11, 2004